EXHIBIT 99.1

Nouveau Monde Announces the Successful Closing of the Previously Announced C$18.3 Million Private Placement Offering

  The private placement forms part of the previously announced financing, which included a public offering of US$59.4 million which was completed in June 2021
  Investissement Québec, acting as mandatary for the government of Québec, shows strong ongoing support, subscribing for the full amount of the private placement

MONTREAL, July 23, 2021 (GLOBE NEWSWIRE) -- Nouveau Monde Graphite Inc. (“Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU; Frankfurt: NM9A) is pleased to announce that it has closed the non-brokered private placement (the “Private Placement”) of common shares of the Company previously announced on June 15, 18 and 23, 2021. The Private Placement was launched concurrently with the public offering of US$59.4 million of the Company, which closed on June 23, 2021.

Pursuant to the Private Placement, the Company issued to Investissement Québec, acting as mandatary for the government of Québec, a total of 1,978,750 common shares at a price of C$9.25 per share for proceeds to the Company of approximately C$18.3 million. The common shares issued pursuant to the Private Placement will be subject to a statutory hold period in Canada for a period of four months and one day.

The Company expects the net proceeds of the Private Placement to be used towards the development of the Matawinie mine project and LiB anode plant project and for general working capital and corporate expense needs.

The Private placement is conditional to the final approval of the TSX Venture Exchange.

About Nouveau Monde

Nouveau Monde is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of green battery anode material in Québec, Canada. Targeting commercial operations by 2023, the Company is developing advanced carbon-neutral graphite-based material solutions for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, Nouveau Monde aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Media	Investors
Julie Paquet VP Communications & ESG Strategy Nouveau Monde +1-450-757-8905 #140 jpaquet@nouveaumonde.ca	Christina Lalli Director, Investor Relations Nouveau Monde +1-438-399-8665 clalli@nouveaumonde.ca

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Cautionary Note Regarding Forward-Looking Information
All statements, other than statements of historical fact, contained in this press release including, but not limited to the expected use of proceeds, upcoming corporate milestones, and the “About Nouveau Monde” paragraph which essentially describes the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the Company’s business prospects and opportunities, and are not guarantees of future performance.

By their very nature, forward-looking information and statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking information and statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding Company is available in the SEDAR database (www.sedar.com) and on the Company’s website at: www.NMG.com